UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403

Franklin Templeton 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
As of December 31, 2018 and 2017 and
For the Year Ended December 31, 2018
Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Franklin Templeton 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Franklin Templeton 401(k) Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

San Francisco, California
June 6, 2019

We have served as the Plan’s auditor since 2015.

FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31,	2018	2017
Assets
Cash	$279,264	$101,988
Investments, at fair value	1,300,805,435	1,395,970,241
Receivables:
Employer contributions receivable	8,450,110	7,608,581
Notes receivable from participants	15,671,720	15,155,496
Other receivables	464	1,651
Total receivables	24,122,294	22,765,728
Total assets	1,325,206,993	1,418,837,957
Liabilities
Payables	139,601	109,281
Net Assets Available for Benefits	$1,325,067,392	$1,418,728,676

The accompanying notes are an integral part of these financial statements.

FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2018	Amount
Additions
Additions to net assets attributed to:
Investment income:
Dividends	$77,263,809
Interest on notes receivable from participants	753,086
Contributions:
Participants	47,079,575
Employer	34,959,089
Rollovers	4,841,998
Total contributions	86,880,662
Total additions	164,897,557
Deductions
Deductions to net assets attributed to:
Investment losses:
Net depreciation in fair value of investments	185,299,597
Expenses:
Benefit payments and withdrawals	72,627,210
Administrative fees and expenses	632,034
Total expenses	73,259,244
Total deductions	258,558,841
Net Decrease	(93,661,284)
Net assets available for benefits:
Beginning of year	1,418,728,676
End of Year	$1,325,067,392

The accompanying notes are an integral part of these financial statements.

FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
General
The Franklin Templeton 401(k) Retirement Plan (the “Plan”) is a defined contribution plan.
The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following summary describes material features of the Plan but is not intended to be complete and is qualified in its entirety by reference to the Plan document and summary plan description for a more complete description of the Plan’s provisions.
An administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) have been appointed with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members, is the administrator of the Plan (the “Plan Administrator”). In the absence of the Administrative Committee for any reason, the Company acts as the Plan Administrator. The Investment Committee, consisting of at least five members, is responsible for, among other things, analyzing the performance of investment options under the Plan and selecting new investment options to be offered under the Plan.
Bank of America, N.A. is the Plan’s trustee (the “Trustee”), and the administration and recordkeeping services for the Plan are provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of Bank of America Corporation. Gallagher Fiduciary Advisors, LLC is the investment manager and independent fiduciary (the “Independent Fiduciary”) concerning the purchase, holding and sale by Plan participants and beneficiaries of the Company’s common stock in the Plan.
Contributions
Participants may contribute up to 50% of eligible compensation per pay period and up to 100% of the cash portion of the participant’s year-end bonus, if any, as pre-tax and/or Roth contributions, as described in the Plan document and subject to Internal Revenue Code (the “IRC”) limitations, each year to the Plan. Participants age 50 or older may elect to make catch-up contributions. Participants in the Plan may also elect to make rollover contributions.
All eligible employees, as defined in the Plan, may begin contributing to the Plan as of the first day of the month following their employment commencement date. Newly-hired eligible employees are automatically enrolled in the Plan at a deferral rate of six percent of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent each year on December 1. The automatic increase is stopped when a deferral rate of 15% is attained, unless changed by the participant.
The Company makes a matching contribution equal to 75% of eligible compensation deferred by participants. Eligible employees become participants in the matching portion of the Plan on the first day of the month following their employment commencement date.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral and/or rollover contributions, the Company’s matching contributions and allocations of Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching contribution portion of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing three “years of service,” as defined in the Plan. Upon death, disability or upon reaching normal retirement age, a participant’s account becomes 100% vested.

Forfeitures
With respect to any unvested Company matching contribution portion of a participant’s account, any amount forfeited at distribution or pursuant to the terms of the Plan remains in the Plan. Forfeitures may be used by the Plan to offset matching contributions or for other purposes, such as restoring returning participant accounts or for the payment of Plan expenses. Forfeitures not used by the Plan are used to reduce current and future Company matching contributions. For the year ended December 31, 2018 (“Plan year 2018”), the amount of forfeitures used to offset Company matching contributions was $75,000 and the amount of forfeitures used to pay Plan expenses was $339,471. Unallocated forfeitures were $29,646 and $198,799 as of December 31, 2018 and 2017.
Investment Options
Participants may direct all contributions in one-percent increments into any of 36 investment options as of December 31, 2018, including mutual funds and collective trusts from various asset categories and common stock of the Company.
Participants may make investment allocation changes daily via either telephone or internet access to their personal account through Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Voting Rights for Shares of Company Stock
Each participant is entitled to exercise voting rights attributable to any shares of common stock of the Company allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are exercisable for a voting event. If the Trustee does not receive timely voting directions from participants, all such unvoted shares are voted by the Independent Fiduciary for and against the proposals in the same proportion as shares for which directions are received from participants, unless the Independent Fiduciary decides that the law requires that the Independent Fiduciary vote them differently.
Notes Receivable from Participants
Participants may borrow up to 50% of the vested balance from their fund accounts, subject to a minimum borrowing amount of $1,000 and a maximum of $50,000. Participants are allowed to have two outstanding loans at any given time. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans. Loan terms are up to 5 years for general purpose loans, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus one percent. Principal and interest are paid through payroll deductions.
Payment of Benefits
With limited exceptions, on termination of service for any reason, a participant is permitted to elect to receive the value of the vested interest in his or her account as a distribution in cash and/or in-kind or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully-vested accounts upon reaching age 59 1/2 or in the event they incur a hardship, as defined in the Plan. A pre-retirement distribution is not in addition to a participant’s other benefits and will, therefore, reduce the value of benefits received at retirement. Benefits due to participants that had elected to withdraw from the Plan were $261,607 and $41,986 as of December 31, 2018 and 2017.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Fair Value Measurements
The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each Plan year.

Level 1	Unadjusted quoted prices in active markets for identical assets, which may include published net asset values (“NAV”) for fund products.
Level 2
Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset.

Investments are reported at fair value. The following is a description of the fair value methodologies used.
Mutual funds are valued using the published NAV of the funds which are quoted in an active market, and they are classified as Level 1.
Franklin Resources, Inc. common stock is valued using the closing price reported on the New York Stock Exchange, and is classified as Level 1.
Collective trusts are valued using the NAV of the trust as reported by the trust’s manager as a practical expedient, and are not classified in the fair value hierarchy. Collective trusts have a daily redemption frequency, and there are no restrictions on participant redemptions or unfunded commitments.
Income Recognition
Purchases and sales of investment securities are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments consists of the change in fair value of investment securities and net realized gains (losses) on the sale of investment securities. Gains and losses on sales of investment securities are calculated based on the weighted-average cost. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in shares of mutual funds are deducted from income earned on a daily basis and recorded as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan utilizes various investment securities that are generally exposed to various risks, such as market, credit and interest rate risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of these securities, changes in market values of these securities in the near term have in the past, and could in the future, materially affect participants’ account balances and the amounts reported in the financial statements.

Subsequent Events
Management evaluated for disclosure or recognition any subsequent events through June 6, 2019, the issuance date of the financial statements.

3.	Fair Value Measurements
The following tables present the balances of assets measured at fair value on a recurring basis by hierarchy level.

as of December 31, 2018	Level 1	NAV as a Practical Expedient	Total
Mutual funds	$1,005,927,908	$—	$1,005,927,908
Collective trusts	—	237,853,028	237,853,028
Franklin Resources, Inc. common stock	57,024,499	—	57,024,499
Total Assets Measured at Fair Value	$1,062,952,407	$237,853,028	$1,300,805,435

as of December 31, 2017	Level 1	NAV as a Practical Expedient	Total
Mutual funds	$1,181,605,192	$—	$1,181,605,192
Collective trusts	—	135,283,817	135,283,817
Franklin Resources, Inc. common stock	79,081,232	—	79,081,232
Total Assets Measured at Fair Value	$1,260,686,424	$135,283,817	$1,395,970,241
There were no investments utilizing Level 2 or Level 3 inputs as of December 31, 2018 and 2017, and there were no transfers between levels of the fair value hierarchy during Plan year 2018.

4.	Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 2018 that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has not taken, nor expects to take, any uncertain income tax positions that would require recognition of a liability or disclosure in the Plan’s financial statements. The Plan may be subject to routine audits by tax authorities but is not currently under audit.

5.	Management and Trustee’s Fees
The Plan or the Company, as provided in the Plan document, pays all administrative and operating expenses of the Plan.

6.	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in accordance with the provisions of the Plan document.

7.	Party-in-Interest Transactions
Certain of the Plan’s investments are invested in the common stock of the Company, the Plan’s sponsor, and mutual funds which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.25% to 1.45% of the amounts invested in the mutual funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund. Notes receivable from participants also qualify as party-in-interest transactions.

8.	Plan Amendments
The Plan was amended effective January 1, 2019 to allow participants to make after-tax and/or Roth in-plan rollover contributions. The Plan was further amended effective April 11, 2019 to authorize the Vice President of Global Benefits or an officer of the Company acting in a similar capacity to appoint or remove members of the Administrative Committee and Investment Committee.

9.	Legal Proceedings
In July 2016, a former employee filed a class action lawsuit captioned Cryer v. Franklin Resources, Inc., et al. in the United States District Court for the Northern District of California against the Company, the Investment Committee, and unnamed Investment Committee members. The plaintiff asserts a claim for breach of fiduciary duty under ERISA, alleging that the defendants selected mutual funds sponsored and managed by the Company (the “Funds”) as investment options for the Plan when allegedly lower-cost and better performing non-proprietary investment vehicles were available. The plaintiff also claims that the total Plan costs, inclusive of investment management and administrative fees, are excessive. The plaintiff alleges that Plan losses exceed $79.0 million and seeks, among other things, damages, disgorgement, rescission of the Plan’s investments in the Funds, attorneys’ fees and costs, and pre- and post-judgment interest.
In November 2017, a second former employee, represented by the same law firm, filed another class action lawsuit relating to the Plan in the same court, captioned Fernandez v. Franklin Resources, Inc., et al. The plaintiff filed an amended complaint in February 2018, naming the same defendants as those named in the Cryer action, as well as the Company’s Board of Directors, the Administrative Committee, individual current and former Company directors, and individual current and former Investment Committee members. The plaintiff in this second lawsuit asserts the same ERISA breach of fiduciary duty claim asserted in the Cryer action, as well as claims for alleged prohibited transactions by virtue of the Plan’s investments in the Funds and for an alleged failure to monitor the performance of the Investment Committee. The plaintiff alleges that Plan losses exceed $60.0 million and seeks the same relief sought in the Cryer action. In April 2018, the court consolidated the Fernandez action with the existing Cryer action.
While the Company’s management strongly believes that the claims asserted in the consolidated litigation are without merit, in order to avoid protracted litigation, on December 3, 2018, the Company elected to enter into an agreement-in-principle to resolve the matter for a cash payment of $13.9 million, which the Company has accrued. In addition, the Company agreed, among other Plan changes, to increase its existing matching contributions from 75% to 85% for eligible participant salary deferrals for a period of three years. The agreement is subject to final court approval.

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Franklin Equity Income Fund Class R6	Mutual fund	**	$15,286,864
*	Franklin Growth Fund Class R6	Mutual fund	**	115,169,287
*	Franklin Growth Opportunities Fund Class R6	Mutual fund	**	80,233,018
*	Franklin Income Fund Class R6	Mutual fund	**	84,833,950
*	Franklin International Growth Fund Class R6	Mutual fund	**	14,324,361
*	Franklin LifeSmart 2020 Retirement Target Fund Class R6	Mutual fund	**	8,494,973
*	Franklin LifeSmart 2025 Retirement Target Fund Class R6	Mutual fund	**	14,000,510
*	Franklin LifeSmart 2030 Retirement Target Fund Class R6	Mutual fund	**	18,327,531
*	Franklin LifeSmart 2035 Retirement Target Fund Class R6	Mutual fund	**	21,867,754
*	Franklin LifeSmart 2040 Retirement Target Fund Class R6	Mutual fund	**	17,985,970
*	Franklin LifeSmart 2045 Retirement Target Fund Class R6	Mutual fund	**	12,620,491
*	Franklin LifeSmart 2050 Retirement Target Fund Class R6	Mutual fund	**	11,775,267
*	Franklin LifeSmart 2055 Retirement Target Fund Class R6	Mutual fund	**	3,560,250
*	Franklin LifeSmart Retirement Income Fund Class R6	Mutual fund	**	1,668,135
*	Franklin MicroCap Value Fund Class R6	Mutual fund	**	15,747,163
*	Franklin Mutual European Fund Class R6	Mutual fund	**	30,987,206
*	Franklin Mutual Global Discovery Fund Class R6	Mutual fund	**	115,172,863
*	Franklin Real Return Fund Class R6	Mutual fund	**	4,160,239
*	Franklin Rising Dividends Fund Class R6	Mutual fund	**	83,938,803
*	Franklin Small Cap Growth Fund Class R6	Mutual fund	**	56,982,433
*	Franklin Small Cap Value Fund Class R6	Mutual fund	**	24,879,702
*	Franklin Strategic Income Fund Class R6	Mutual fund	**	14,920,427
*	Franklin Total Return Fund Class R6	Mutual fund	**	24,528,530
*	Templeton Developing Markets Trust Class R6	Mutual fund	**	51,775,277
*	Templeton Foreign Fund Class R6	Mutual fund	**	27,424,131
*	Templeton Frontier Markets Fund Class R6	Mutual fund	**	4,573,325
*	Templeton Global Bond Fund Class R6	Mutual fund	**	41,873,337
*	Templeton Global Smaller Companies Fund Class R6	Mutual fund	**	19,175,221
*	Templeton Growth Fund, Inc. Class R6	Mutual fund	**	47,459,182
*	Templeton World Fund Class R6	Mutual fund	**	22,181,708
	State Street International Index Non-Lending Series Fund Class C	Collective trust	**	15,003,953
	State Street Russell Small/Mid Cap® Index Non-Lending Series Fund Class C	Collective trust	**	22,457,233
	State Street S&P 500® Index Non-Lending Series Fund Class N	Collective trust	**	92,748,338
	State Street U.S. Bond Index Non-Lending Series Fund Class C	Collective trust	**	18,454,943
	Wells Fargo Stable Value Fund Q	Collective trust	**	89,188,561
*	Franklin Resources, Inc. common stock	Common stock	**	57,024,499

[Table continued on next page]

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
December 31, 2018

[Table continued from previous page]

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Notes receivable from participants	Participant loans - various rates ranging from 4.25% to 9.25% and various maturities through December 2033	**	$15,671,720
		Total		$1,316,477,155

________________

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 6, 2019	FRANKLIN TEMPLETON
401(k) RETIREMENT PLAN

/s/ Sharon Anderson
Sharon Anderson
Vice President of Global Benefits
Authorized Representative of the Plan